

August 18, 2015

Eldad Eilam
Chief Executive Officer
hopTo Inc.
1919 S. Bascom Avenue, Suite 600
Campbell, CA 95008

   Re: hopTo Inc.
   Preliminary Information Statement on Schedule 14A
   Filed August 11, 2015
   File No. 000-21683

Dear Mr. Eilam:

   We have reviewed the above-referenced filing, and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal 2 – Reverse Stock Split, page 20

1. It appears that you have presented multiple matters to be voted upon under a single proposal. Proposal 2 combines two separate matters: (i) the reverse stock split by a ratio of one-for-fifteen and (ii) the reduction in the authorized number of shares of common stock based on on-half of the reverse stock split ratio. Exchange Act Rules 14a-4(a)(3) and 14a-4(b)(1) require that you identify clearly each separate matter intended to be acted upon and provide an opportunity to vote on each separate matter presented. Please revise your proxy statement to present each matter as separate proposals.

   In revising your proxy statement to unbundle the separate proposals, please note that to the extent approval of one proposal, such as reverse stock split, is contingent on the approval of another proposal, such as the reduction in authorized shares of common stock, this should be clearly disclosed. Also disclose any consequences to you in the event you fail to obtain shareholder approval. In addition, include a revised form of proxy that allows shareholders to vote separately on each proposal. See Question 101.02

of the Staff's Compliance and Disclosure Interpretations regarding Exchange Act Rule 14a-4(a)(3).

2.   Please revise to state the reasons for the proposed reduction in authorized shares of common stock. Refer to Item 11 of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or comments please contact Jeff Kauten, Staff Attorney, at (202) 551-3447, or in his absence, the undersigned at (202) 551-3456.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney
Office of Information
Technologies and Services

cc: Ben Orlanski, Esq.
        Manatt, Phelps & Phillips, LLP